

Mail Stop 4720   March 23, 2011

Mr. Eric W. Evans
Chief Financial Officer
Patheon, Inc.
4721 Emperor Boulevard, Suite 200
Durham, North Carolina 27703

> **Re: Patheon, Inc.**
> **Form 10-12G**
> **Filed February 25, 2011**
> **File No. 000-54283**

Dear Mr. Evans:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note you are voluntarily registering your class of common stock under Section 12(g) of the Exchange Act. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day time period, please consider withdrawing the Form 10 prior to effectiveness and refiling a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed

Overview, page 1

2. Please disclose in this section the basis for the following assertions about your competitive position within your industry:
    *   "We believe we are the world's second-largest CMO provider and world's largest

> PDS provider";
> - "In fiscal 2010, we manufactured 10 of the top 100 selling drug compounds in the world…"; and
> - "We are also currently developing nine of the top 100 developmental stage drugs in the world on behalf of our customers."

Our Segments, page 3

3. Please revise the illustration and related discussion to:
   - Define the terms "API" and "PAI";
   - Clarify whether you manufacture "bulk drug substance"; and
   - With respect to the section beginning "Services Provided by Patheon" clarify whether the only service you provide is the shaded portion entitled "PAI."

Commercial Manufacturing, page 4

4. Please provide the basis for the statement concerning your global market share in 2009.

Pharmaceutical Development Services, page 4

5. Please provide the basis for the statement concerning your global market share in 2009.

6. Please expand the discussion to clarify that the patents and drug approvals obtained as a result of your development activities on behalf of a customer, belong to the customer and, if true, that you do not receive royalties or similar compensation as a result of the sales of the products for which you participated in the development.

Performance Enhancement Initiatives, page 5

7. In order to provide context for your statements concerning your percentage of on-time, in-full delivery results, please expand the discussion to provide comparable industry data, to the extent known.

8. Please expand the discussion with respect to your performance guarantee to indicate what, if anything, the customer receives if you do not fulfill the requirements of the commercial manufacturing contracts.

"Our services and offering are highly complex…," page 12

9. To the extent you have experienced the failures and problems referred to in this risk factor, please expand the discussion to describe these situations and quantify the effects of such events, if material.

<u>"Our operations outside the United States…," page 13</u>

10. Please expand the discussion to quantify the extent of your operations outside the United States.

<u>"We are dependent on key management and scientific personnel," page 13</u>

11. Please expand the discussion to identify the personnel upon whom you are dependent and state the extent to which you have employment agreements with these individuals.

<u>"We rely on our customers to supply many of the necessary ingredients…," page 16</u>

12. Based on the disclosure in this risk factor and in the "supply arrangements" section on page 7, it appears you may have entered into supply agreements with third parties for required raw materials. Please identify the raw materials that are the subject of the risk factor, disclose whether you have any agreements in place for these raw materials, and, if known, the name of the manufacturer and/or supplier. If you have entered into supply agreements, please file them as exhibits and describe them in an appropriate location in the registration statement. Alternatively, please provide us with an analysis that supports your conclusion that the agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

<u>"We are, or may be, party to certain derivative financial instruments…," page 17</u>

13. Please expand the discussion to quantify the loss exposure you may have as a result of these instruments.

<u>"We are subject ot environmental, health and safety…," page 22</u>
<u>"We are subject to product and other liability risks…," page 23</u>

14. Please expand the disclosure to disclose the extent of liability coverage for environmental and product liability risks, respectively. In addition, please disclose the cost of such coverage, if material.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Estimates, page 48</u>
<u>Revenue Recognition</u>

15. Tell us why you do not consider revenue recognition a critical accounting estimate.

Tabular Disclosure of Contractual Obligations, page 47

16. Please revise your table to include interest expense on Long-term debt.

Item 3. Properties, page 52

17. Please tell us why you have not included the North Carolina, Swiss, Japanese or the regional administration office in Mississauga in the list of properties or filed the respective lease agreements as exhibits. We may have additional comments.

Item 6. Executive Compensation, page 60

18. Please expand the discussion where appropriate to provide the information requested by paragraph (e)(4) of Item 407 of Regulation S-K as requested by Item 6 of Form 10.

Fiscal 2010 Base Salaries, page 63

19. We note you used the Radford survey as a source of competitive data to determine market compensation levels and to ascertain whether your NEO salaries were appropriately competitive. Please expand the discussion to explain what you mean by the term "appropriately competitive" and disclose how the salaries you pay compared to the salaries in the Radford survey.

Fiscal 2010 Grants, page 69

20. We note that Mercer constructed a peer group for you, determined the equity award practices of this peer group, and made recommendations regarding your equity compensation program. We also note that consistent with these recommendations, you made significant option grants. Please expand the discussion to describe how the actual option grants to your NEOs compared to the grants in the Mercer analysis.

Item 15. Financial Statements and Exhibits

Audited Consolidated Financial Statements

General

21. Please update your financial statements and related financial information through the period ended January 31, 2011 as required by Rules 3-01 and 3-12 of Regulation S-X or, as an alternative, file Form 10-Q for the period ended January 31, 2011.

Report of Independent Registered Public Accounting Firm, page F-1

22. Please present an audit report stating that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) for all years presented.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-8

23. Please clarify if your revenue includes both product sales and contract services and disclose service revenue and cost of service revenue separate from product sales and cost of goods sold on the statement of loss. Clarify how delivery is considered in the timing of your revenue recognition.

24. Define and describe the term "services" as included in your revenue. Describe the nature of the contracts referred to here, including their key terms (including, at a minimum, length of contract and future services, extent of multiple deliverables, nature of milestone payments received, product or service refunds and termination provisions) and how they affect revenue recognition accounting.

Deferred Revenue, page F-8

25. Revise your disclosure to include a discussion of how you account for your costs associated with these capital assets when incurred. Explain why you would account for the reimbursement as revenue and quantify the amount of revenue recognized in each period presented.

Government financing, page F-12

26. Revise your disclosure to quantify the amounts received in each period presented and state whether the grants are non-refundable. If refundable, state the circumstances under which a refund would be payable.

Income Taxes, page F-34

27. Disclose the nature of the reconciling items "foreign" and "domestic" in the reconciliation from expected income tax to effective income tax. In addition, disclose here, or in Note 21 Additional disclosures required under US GAAP, the amount of

income (loss) before income tax expense (benefit) as either domestic or foreign as
required by Rule 4-08(h) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact James Peklenk, Staff Accountant at (202) 551-3661 or Lisa Vanjoske,
Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding comments on the
financial statements and related matters. Please contact John Krug, Senior Counsel at (202) 551-
3862 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director